UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-9518

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE 401(k) PLAN

(formerly known as THE PROGRESSIVE RETIREMENT SECURITY PROGRAM)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION

6300 WILSON MILLS ROAD

MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements, with Report of Independent Registered Public Accounting Firm, for The Progressive 401(k) Plan, as of and for the years ended December 31, 2013 and 2012.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Administrative Committee, as Administrator of The Progressive 401(k) Plan

By:	/s/ Jeffrey W. Basch
Name:	Jeffrey W. Basch
Title:	Authorized Signatory

Date: May 20, 2014

THE PROGRESSIVE 401(k) PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

As of and for the Years Ended

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

The Progressive 401(k) Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of The Progressive 401(k) Plan as of December 31, 2013 and 2012, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule H- Schedule of assets held for investment purposes at end of year as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.

Meaden & Moore, Ltd.

Certified Public Accountants

May 20, 2014

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

	(Thousands) December 31
	2013	2012
Assets:

Pending trade settlement	$37	$222

Notes receivable from participants	63,132	57,287

Investments, at Fair Value:
The Progressive Corporation Common Shares (cost: $409,516 and $406,760)	709,993	572,930
Other investments (cost: $1,524,177 and $1,277,695)	1,876,675	1,459,412

	2,586,668	2,032,342

Net Assets Available for Benefits at Fair Value	2,649,837	2,089,851

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,752)	(5,010)

Net Assets Available for Benefits	$2,647,085	$2,084,841

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

	(Thousands) Year Ended December 31
	2013	2012
Additions to Net Assets Attributed to:
Contributions:
Employer	$69,719	$66,281
Participants’	105,288	99,206
Rollovers	3,729	4,811

	178,736	170,298

Interest income on notes receivable from participants	2,555	2,306

Investment Income:
Net appreciation in fair value of The Progressive Corporation Common Shares	165,366	41,891
Net appreciation in fair value of other investments	266,368	107,801
Dividends on The Progressive Corporation Common Shares	7,724	37,258
Interest and other dividends	52,486	41,570

Total Investment Income	491,944	228,520

Deductions from Net Assets Attributed to:
Benefits paid to participants	108,096	101,057
Employee stock ownership plan dividend distribution	2,332	10,872
Other expenses	563	524

Total Deductions	110,991	112,453

Net Increase	562,244	288,671

Net Assets Available for Benefits:
Beginning of Year	2,084,841	1,796,170

End of Year	$2,647,085	$2,084,841

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

1	Description of the Plan

General:

The Plan is designed to encourage employee savings and provide benefits upon an employee’s retirement, death, disability or termination of employment.

All employees of The Progressive Corporation (“the Company”) and certain of its subsidiaries that have adopted the Plan, who have met certain requirements are eligible to participate in the Plan beginning 31 calendar days after the date of employment (“Covered Employee”).

Contributions:

Participants may contribute to the Plan, on a pre-tax or post-tax basis, any combination up to 99.98% of eligible compensation. However, participants who are classified as “highly compensated employees” under federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company dollar-for-dollar up to 6% of participants’ eligible compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

Vesting:

The portion of the participant’s account in the Plan attributable to the participant’s own contributions, including earnings thereon, vests immediately. Each participant is 100% vested in the Company’s matching contributions made on or after January 1, 2009. Prior to January 1, 2009, each participant’s interest in the Company’s matching contributions vests under the following schedule, based on years of service:

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Company matching contributions immediately vest if a participant reaches age 65, becomes disabled or dies while employed by the Company.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

1	Description of the Plan, Continued

Vesting, Continued:

Forfeitures are being held pending reinstatements to rehired employees. Effective January 1, 2012, Fidelity began depositing stale outstanding checks back into the Plan. Company contribution forfeiture activity has been summarized below.

Description	2013	2012
Beginning Forfeiture Balance	$38,064	$86,307
Increase/(Reduction) in Company Contributions	123,993	(69,573)
Employer Contribution Balances Reinstated	(170,778)	(20,510)
Employer Contribution Balances Forfeited	894	14,228
Deposit of Stale Dated Checks	1,531	33,909
Reissuance of Stale Dated Checks to Participants	(1,697)	(8,375)
Required Net Market Valuation Adjustments	7,739	1,424
Dividends	406	654

Ending Forfeiture Balance	$152	$38,064

Investment Options for Company Match:

Company matching contributions are invested according to participants’ elections.

Notes Receivable from Participants:

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods range from one to four years. The loans are secured by the balance in the participant’s account and bear interest at the same rate throughout the life of the loan.

At the beginning of each calendar quarter, the interest rate applied to new loans during that quarter is set at 1% above the prime rate. This interest rate remains constant over the life of the loan. Principal and interest are paid through bi-weekly payroll deductions. A $35 loan initiation fee and a quarterly maintenance fee of $3.75 are deducted from the participant’s account for each new loan.

Loan repayments may be suspended for up to one year in case of an approved leave of absence. Loans to participants on a leave of absence due to a Qualified Military Leave, will be automatically suspended for the period of the Qualified Military Leave.

Participants who terminate employment at the time a loan is outstanding may arrange with the Administrator to continue to repay the loan by method of automatic or electronic withdrawals or debits from a financial institution known as “ACH” debits.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

1	Description of the Plan, Continued

General:

Self-Directed Retirement Plan (discontinued effective January 1, 2009)

The primary purpose of the SDRP was to provide benefits upon a participant’s or former participant’s retirement, death, disability or termination of employment.

Prior to January 1, 2009, all employees of the Company and certain of its subsidiaries that had adopted the Plan were eligible to participate in the Plan as of the entry date coincident with or immediately following the date such covered employee completed one year of service, had 1,000 hours of service within a service year and had attained age twenty-one (21).

Contributions:

The SDRP provided for the following contribution rates by the Company for employees who met the age and service requirements.

Contribution Rate	Length of Service
1%	One year but less than five years
2%	Five years but less than ten years
3%	Ten years but less than fifteen years
4%	Fifteen years but less than twenty years
5%	Twenty years or more

Contribution rates were applied to eligible compensation not exceeding the social security wage base.

Vesting:

SDRP contributions made before January 1, 2007 and any earnings on those contributions became 100% vested after completing 5 full years of service. Effective January 1, 2007, Progressive adopted a new vesting schedule for the SDRP. SDRP contributions made after December 31, 2006 and any earnings on those contributions became 100% vested after 3 full years of service.

SDRP contributions vested earlier if while employed by the Company, a participant retired at age 65, became permanently and totally disabled or died.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

1	Description of the Plan, Continued

Vesting, Continued:

Upon termination of employment, non-vested SDRP contributions were forfeited. Effective January 1, 2012, Fidelity started a process where outstanding stale dated checks are deposited back into the Plan. SDRP forfeiture activity has been summarized below.

Description	2013	2012
Beginning Forfeiture Balance	$23,634	$151,705
Increase/(Reduction) in Company Contributions	14,051	(151,265)
Employer Contribution Balances Reinstated	(38,811)	(12,855)
Employer Contribution Balances Forfeited	1,241	1,349
Deposit of Stale Dated Checks	2,205	33,574
Reissuance of Stale Dated Checks to Participants	(1,542)	(636)
Required Net Market Valuation Adjustments	—	353
Dividends	235	1,409

Ending Forfeiture Balance	$1,013	$23,634

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

2	Summary of Significant Accounting Policies

Use of Estimates and Basis of Accounting:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

At the close of business on June 3, 2013, the Vanguard Institutional Index Fund Institutional Shares were moved to the Vanguard Institutional Index Fund Institutional Plus Shares.

Effective February 10, 2012, the Vanguard Target Retirement 2005 Fund merged into the Vanguard Target Retirement Income Fund.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

The Fidelity Managed Income Portfolio II investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and maintains a “wrapper” contract issued by a third-party. Fidelity Management Trust Company (“FMTC”) seeks to minimize the exposure of the Portfolio to credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The Portfolio’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.

The fair value of investments in wrap contracts is determined using a discounted cash flow model which considers recent fee bids from recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., the Plan’s disqualification under the Internal Revenue Code, substantive Portfolio modification not consented to by the wrap issuer, establishment of another Employer plan that competes with the Plan for employee contributions, etc.) may be paid at market value, which may be less than book value. The portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate.

The fair value of the Fidelity Managed Income Portfolio II investment contract at December 31, 2013 and 2012, was $195,515,166 and $184,735,942, respectively. The average yield was 1.59% and 1.73% and the crediting interest rate was 1.14% and 1.28% for 2013 and 2012, respectively. The crediting interest rate for this investment contract is reset annually by the issuer but cannot be less than zero.

The investment in The Progressive Corporation Stock Fund is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Brokerage Accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

Investment securities are exposed to various risks such as interest rate, market, credit and liquidity risks. Market values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan’s investments.

Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall statements of net assets available for benefits or changes in net assets available for benefits as of December 31, 2013 or 2012.

The fair value of the wrapper investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from the Trust’s assets. Realized gains and losses on the distribution of Company Common Shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis (see Note 8).

For the dividends on The Progressive Corporation common shares, the financial statements reflect the annual dividend of $.2845 with an ex-dividend date of January 23, 2013, the annual dividend of $.4072 with an ex-dividend date of January 24, 2012 and the $1 special cash dividend with an ex-dividend date of November 19, 2012.

Reclassifications:

Certain amounts have been reclassified to conform to current year presentation.

Fair Value:

The Plan has categorized its financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. Government obligations and active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain common/collective trusts and unitized investment funds). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the Plan’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

2	Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

The composition of the investment portfolio as of December 31 was:

Description	12/31/2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Growth funds	$505,866,295	$505,866,295	$—	$—
Balanced funds	499,056,516	499,056,516	—	—
Index funds	515,001,777	515,001,777	—	—
Income funds	42,049,857	42,049,857	—	—
Other funds	40,076,123	40,076,123	—	—

Total mutual funds	1,602,050,568	1,602,050,568	—	—

Common Stocks:
Insurance	710,810,289	710,810,289	—	—
Other	38,419,180	38,419,180	—	—

Total common stocks	749,229,469	749,229,469	—	—

Common/Collective Trusts	195,515,166	—	195,515,166	—
Money Market	37,887,794	37,887,794	—	—
Certificates of Deposit	104,102	104,102	—	—
Unitized Investment Funds	1,369,060	—	1,369,060	—
Corporate Bonds	283,349	283,349	—	—
Government Bonds	64,996	64,996	—	—
Preferred Stock	50,834	50,834	—	—
Rights/Warrants/Options	112,772	112,772	—	—

Total	$2,586,668,110	$2,389,783,884	$196,884,226	$—

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

2	Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

Description	12/31/2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Growth funds	$343,463,036	$343,463,036	$—	$—
Balanced funds	362,883,098	362,883,098	—	—
Index funds	315,878,377	315,878,377	—	—
Income funds	157,113,324	157,113,324	—	—
Other funds	29,803,465	29,803,465	—	—

Total mutual funds	1,209,141,300	1,209,141,300	—	—

Common Stocks:
Insurance	573,511,880	573,511,880	—	—
Other	31,170,573	31,170,573	—	—

Total common stocks	604,682,453	604,682,453	—	—

Common/Collective Trusts	184,735,942	—	184,735,942	—
Money Market	32,062,186	32,062,186	—	—
Certificates of Deposit	163,697	163,697	—	—
Unitized Investment Funds	1,139,557	—	1,139,557	—
Corporate Bonds	168,922	168,922	—	—
Government Bonds	95,533	95,533	—	—
Preferred Stock	44,552	44,552	—	—
Rights/Warrants/Options	108,262	108,262	—	—

Total	$2,032,342,404	$1,846,466,905	$185,875,499	$—

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

2	Summary of Significant Accounting Policies, Continued

Funding:

Participant and employer contributions are funded on a bi-weekly basis generally coincident with the pay date.

Expenses:

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are paid from assets in participant accounts.

Risks and Uncertainties:

The Plan provides for several investment options, which are subject to various risks, such as interest rate, credit, foreign currency exchange rate, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3	Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company match, Company SDRP contributions prior to January 1, 2009 and an allocation of earnings. Allocations are based on the portion of each participant’s account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

3	Participant Accounts, Continued

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of shares and share values as of December 31, by fund, are as follows:

Investment Options	Ticker Symbol	Total Number of Shares	Net Asset Share Value ($)

2013
American Beacon Small Cap Value Fund Class Institutional	AVFIX	1,627,457.60	27.19
Fidelity Diversified International Fund-Class K	FDIKX	3,858,296.89	36.84
Fidelity Low-Priced Stock Fund-Class K	FLPKX	2,734,735.45	49.42
Fidelity Managed Income Portfolio II Class 3	not applicable	192,763,016.57	1.00
Fidelity Mid-Cap Stock Fund-Class K	FKMCX	3,273,664.99	39.50
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	37,887,793.87	1.00
Oakmark Equity And Income Fund Class I	OAKBX	3,695,186.02	32.65
PIMCO Total Return Fund Institutional Class	PTTRX	3,933,569.46	10.69
The Progressive Corporation Common Shares	PGR	26,035,678.80	27.27
Vanguard Growth Index Fund Institutional Shares	VIGIX	918,250.42	47.87
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	1,616,337.85	169.28
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	799,883.06	30.08
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	441,477.40	52.71
Vanguard Target Retirement 2010 Fund Investor Shares	VTENX	429,495.18	25.60
Vanguard Target Retirement 2015 Fund Investor Shares	VTXVX	1,038,941.74	14.77
Vanguard Target Retirement 2020 Fund Investor Shares	VTWNX	1,763,441.82	27.11
Vanguard Target Retirement 2025 Fund Investor Shares	VTTVX	2,311,636.48	15.75
Vanguard Target Retirement 2030 Fund Investor Shares	VTHRX	3,122,465.66	27.64
Vanguard Target Retirement 2035 Fund Investor Shares	VTTHX	2,790,800.17	16.98
Vanguard Target Retirement 2040 Fund Investor Shares	VFORX	2,136,904.94	28.32
Vanguard Target Retirement 2045 Fund Investor Shares	VTIVX	2,252,820.99	17.76
Vanguard Target Retirement 2050 Fund Investor Shares	VFIFX	754,836.57	28.19
Vanguard Target Retirement 2055 Fund Investor Shares	VFFVX	113,539.80	30.35
Vanguard Target Retirement 2060 Fund Investor Shares	VTTSX	18,060.09	26.75
Vanguard Target Retirement Income Fund Investor Shares	VTINX	674,031.48	12.50
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	6,756,745.13	10.56
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	237,415.79	112.01
Vanguard Value Index Fund Institutional Shares	VIVIX	1,751,394.64	29.78
Wasatch Small Cap Growth Fund	WAAEX	1,048,516.72	52.47

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

3	Participant Accounts, Continued

Investment Options	Ticker Symbol	Total Number of Shares	Net Asset Share Value ($)

2012
American Beacon Small Cap Value Fund Class Institutional	AVFIX	1,386,342.24	21.30
Fidelity Diversified International Fund-Class K	FDIKX	3,728,847.89	29.89
Fidelity Low-Priced Stock Fund-Class K	FLPKX	2,479,089.75	39.47
Fidelity Managed Income Portfolio II Class 3	not applicable	179,725,956.97	1.00
Fidelity Mid-Cap Stock Fund-Class K	FKMCX	3,167,903.16	29.35
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	32,062,185.67	1.00
Oakmark Equity And Income Fund Class I	OAKBX	3,395,465.15	28.50
PIMCO Total Return Fund Institutional Class	PTTRX	4,010,309.82	11.24
The Progressive Corporation Common Shares	PGR	27,153,094.97	21.10
Vanguard Growth Index Fund Institutional Shares	VIGIX	805,241.53	36.64
Vanguard Institutional Index Fund Institutional Shares	VINIX	1,561,221.32	130.52
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	659,902.57	22.52
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	315,854.73	38.76
Vanguard Target Retirement 2010 Fund Investor Shares	VTENX	439,397.62	24.13
Vanguard Target Retirement 2015 Fund Investor Shares	VTXVX	780,082.84	13.38
Vanguard Target Retirement 2020 Fund Investor Shares	VTWNX	1,513,725.19	23.83
Vanguard Target Retirement 2025 Fund Investor Shares	VTTVX	1,733,860.36	13.59
Vanguard Target Retirement 2030 Fund Investor Shares	VTHRX	2,731,589.17	23.38
Vanguard Target Retirement 2035 Fund Investor Shares	VTTHX	2,283,192.04	14.09
Vanguard Target Retirement 2040 Fund Investor Shares	VFORX	1,780,176.51	23.18
Vanguard Target Retirement 2045 Fund Investor Shares	VTIVX	1,749,366.74	14.55
Vanguard Target Retirement 2050 Fund Investor Shares	VFIFX	563,062.28	23.09
Vanguard Target Retirement 2055 Fund Investor Shares	VFFVX	54,656.75	24.80
Vanguard Target Retirement Income Fund Investor Shares	VTINX	683,169.15	12.19
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	7,439,887.50	11.09
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	203,031.58	100.18
Vanguard Value Index Fund Institutional Shares	VIVIX	1,533,383.38	22.93
Wasatch Small Cap Growth Fund	WAAEX	997,339.32	41.29

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

4	Investments

Participants can invest in any of the options offered under the Plan.

The following investments individually represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2013	2012
Fidelity Managed Income Portfolio II Class 3	$192,763,017	$179,725,957
Vanguard Institutional Index Fund Institutional Shares	N/A	$203,770,607
Vanguard Institutional Index Fund Institutional Plus Shares	$273,613,671	N/A
Fidelity Diversified International Fund-Class K	$142,139,658	$111,455,264
Fidelity Low-Priced Stock Fund-Class K	$135,150,626	N/A
The Progressive Corporation Common Shares	$709,992,961	$572,930,304

5	Related Party Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of the Company’s common shares.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and, along with FMR Co., is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

6	Income Tax Status

The Plan obtained its latest determination letter on August 9, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The determination letter was contingent on the Plan adopting certain amendments that were, in fact, adopted in Amendment Three to the Plan on September 9, 2013.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2010.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2013 and 2012

7	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, to the extent not already vested.

8	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

On December 9, 2013, the Board of Directors declared both a special cash dividend, and an annual variable dividend based on financial results. Both dividends were paid together on February 7, 2014, to shareholders of record at the close of business on January 29, 2014 (ex-dividend date of January 27, 2014). The amount of the special dividend and the annual variable dividend were $1 and $.4929 per share, respectively.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Part IV Line 4i

The Progressive 401(k) Plan

Plan No. 003

EIN 34-0963169

December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Fidelity	2,734,735.45 shares of Fidelity Low-Priced Stock Fund-Class K	$135,150,626
*	Fidelity	3,858,296.89 shares of Fidelity Diversified International Fund-Class K	142,139,658
*	Fidelity	3,273,664.99 shares of Fidelity Mid-Cap Stock Fund-Class K	129,309,767
*	Fidelity	37,887,793.87 shares of Fidelity Money Market Trust Retirement Money Market Portfolio	37,887,794
* 2	Fidelity	1,908.50 shares of Fidelity Cash Reserves	1,909
* 1	Fidelity	192,763,016.57 shares of Fidelity Managed Income Portfolio II Class 3	192,763,017
	Brokerage Account	Various Common Stocks	39,236,508
	Brokerage Account	Various Mutual Funds	40,074,214
	Brokerage Account	Various Preferred Stocks	50,834
	Brokerage Account	Various Unitized Investment Funds	1,369,060
	Brokerage Account	Various Rights/Warrants/Options	112,772
	Brokerage Account	Various Certificates of Deposit	104,102
	Brokerage Account	Various Corporate Bonds	283,349
	Brokerage Account	Various Government Bonds	64,996
	American Beacon Advisors	1,627,457.60 of American Beacon Small Cap Value Fund Class Institutional	44,250,572
	Harris Associates L.P.	3,695,186.02 shares of Oakmark Equity And Income Fund Class I	120,647,823
	Pacific Investment Management Company	3,933,569.46 shares of PIMCO Total Return Fund Institutional Class	42,049,857
	The Vanguard Group	1,751,394.64 shares of Vanguard Value Index Fund Institutional Shares	52,156,532
	The Vanguard Group	237,415.79 shares of Vanguard Total International Stock Index Fund Institutional Shares	26,592,943
	The Vanguard Group	799,883.06 shares of Vanguard Mid-Cap Index Fund Institutional Shares	24,060,482
	The Vanguard Group	441,477.40 shares of Vanguard Small-Cap Index Fund Institutional Shares	23,270,273
	The Vanguard Group	918,250.42 shares of Vanguard Growth Index Fund Institutional Shares	43,956,647
	The Vanguard Group	1,616,337.85 shares of Vanguard Institutional Index Fund Institutional Plus Shares	273,613,671
	The Vanguard Group	6,756,745.13 shares of Vanguard Total Bond Market Index Fund Institutional Shares	71,351,229
	The Vanguard Group	674,031.48 shares of Vanguard Target Retirement Income Fund Investor Shares	8,425,393
	The Vanguard Group	429,495.18 shares of Vanguard Target Retirement 2010 Fund Investor Shares	10,995,077
	The Vanguard Group	1,038,941.74 shares of Vanguard Target Retirement 2015 Fund Investor Shares	15,345,169
	The Vanguard Group	1,763,441.82 shares of Vanguard Target Retirement 2020 Fund Investor Shares	47,806,908
	The Vanguard Group	2,311,636.48 shares of Vanguard Target Retirement 2025 Fund Investor Shares	36,408,275
	The Vanguard Group	3,122,465.66 shares of Vanguard Target Retirement 2030 Fund Investor Shares	86,304,951
	The Vanguard Group	2,790,800.17 shares of Vanguard Target Retirement 2035 Fund Investor Shares	47,387,787
	The Vanguard Group	2,136,904.94 shares of Vanguard Target Retirement 2040 Fund Investor Shares	60,517,148
	The Vanguard Group	2,252,820.99 shares of Vanguard Target Retirement 2045 Fund Investor Shares	40,010,101
	The Vanguard Group	754,836.57 shares of Vanguard Target Retirement 2050 Fund Investor Shares	21,278,843
	The Vanguard Group	113,539.80 shares of Vanguard Target Retirement 2055 Fund Investor Shares	3,445,933
	The Vanguard Group	18,060.09 shares of Vanguard Target Retirement 2060 Fund Investor Shares	483,108
	Wasatch Advisors, Inc.	1,048,516.72 shares of Wasatch Small Cap Growth Fund	55,015,672

			1,873,923,000
*	The Progressive Corporation	26,035,678.80 shares of The Progressive Corporation Common Shares	709,992,961
*	Participant Loans	4.25% to 8.75% at various maturities; participant account balances as collateral	63,132,215

			$2,647,048,176

*	Party-in-interest
1	Amount represents contract value
2	Included in The Progressive Corporation Stock Fund for the recordkeeping of fractional shares of stock

THE PROGRESSIVE 401(k) PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT
23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated May 20, 2014, to incorporate by reference their report dated May 20, 2014.